Schering to collaborate with Combinature on combinatorial biosynthesis

Berlin, December 11, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) and Combinature Biopharm AG, Germany, have signed a research agreement to apply Combinature's proprietary combinatorial biosynthesis technology to generate derivatives of one of Schering's lead compounds in the area of dermatology. Under the terms of agreement, Combinature will receive R&D payments and milestone payments. Schering will receive exclusive and worldwide rights to develop and commercialize generated products in the area of dermatology. Financial details were not disclosed.

"We view combinatorial biosynthesis as a novel tool to increase chemical diversity and to modify even highly complex compounds," said Prof. Rainer Metternich, Head of Schering Research Center Europe. "Combinature's innovative approach to combine natural product research with genomic and biocatalysis tools will contribute to Schering's development pipeline. We look forward to working together with Combinature on this project with this unique technology."

"We are delighted to work together with Schering on this project and about their decision to take a close look at the advantages of our unique approach in combinatorial biosynthesis," said Dr. Rolf Zettl, Chief Executive Officer of Combinature Biopharm AG.

About Combinature Biopharm AG

Combinature Biopharm AG is a drug discovery company which applies a unique combinatorial biosynthesis technology. The Combinature aims to become a leading provider of natural compound based pre-clinical and clinical development candidates for the drug development market. Combinature is financed by the 3i group plc., London, one of Europe's leading venture capital companies, as its lead investor.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Business: Dr. Friedrich von Heyl, T: +49-30-468 152 96, friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de


Find additional information at: www.schering.de/eng